Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: National City Corporation

Commission File No. 001-10074

On November 12, 2008, The PNC Financial Services Group, Inc. issued the following press release:

CONTACT:

Brian E. Goerke

(412) 762-4550

corporate.communications@pnc.com

PNC COMMITS $28 MILLION TO NATIONAL CITY COMMUNITIES FOR 2009

Total $5 million greater than 2008

PITTSBURGH, Nov. 12, 2008 – The PNC Financial Services Group, Inc. (NYSE: PNC) and The PNC Foundation today announced that they expect to surpass National City Corp.’s current annual charitable contributions and community sponsorships with $28 million in support for 2009.

PNC’s 2009 commitment adds approximately $5 million to National City’s 2008 foundation giving, sponsorships and other support. Support for most charitable and community organizations that received contributions from National City in 2008 is expected to be set at similar levels in 2009, with the additional $5 million funding new or expanded initiatives. In regions where PNC and National City both contribute to a particular non-profit, the combined organization will work to support the non-profit’s mission during the transition.

“We are pleased to build upon National City’s legacy of outstanding corporate citizenship,” said PNC Chairman and Chief Executive Officer James E. Rohr. “At PNC, we believe a business cannot succeed if its communities are not well positioned for future growth and success. We devote resources and human capital to seed ideas, foster development initiatives and support nonprofit organizations that add to the vitality and sustainability of our communities.”

On October 24, PNC entered into a definitive agreement to acquire National City, with the transaction expected to close by December 31, 2008, pending regulatory and shareholder approval. The commitments by PNC and The PNC Foundation to National City’s charitable contributions are subject to the closing of the transaction. Post-closing integration of PNC and National City operations is expected to take 23 months.

Until the integration’s completion, PNC expects to operate with both the PNC Bank and National City Bank brands. The integration will include combining PNC and National City’s charitable and sponsorship budgets, creating one system to strategically align giving with PNC’s key themes and priorities. Among PNC’s priorities for 2009:

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Generally maintain existing National City community development banking investments and contributions after closing. PNC and National City have worked closely on a number of projects in low- and moderate-income communities, and both received outstanding ratings for exceeding Community Reinvestment Act standards.

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Further benefit eligible nonprofit organizations in National City markets with the introduction of PNC’s employee matching gift program. The change will increase the maximum match for a National City employee’s contribution from $1,000 to $2,500 and expands eligibility to a broader array of charitable organizations.

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Begin to identify potential community partners for the introduction of PNC Grow Up Great. In collaboration with PNC, community partners will learn how to align their strategies to meet the objectives of and receive support from PNC Grow Up Great.

In 2007 PNC was honored with the Committee Encouraging Corporate Philanthropy Large Company Excellence Award. And in 2007 PNC was the Sesame Workshop Corporate Honoree for PNC Grow Up Great. PNC’s signature cause, Grow Up Great is a 10-year, $100 million investment to prepare children from birth to age five for success in school and life. Research suggests that every $1 invested in early childhood education results in up to $16 savings to society. PNC employees have donated more than 74,000 volunteer hours to Grow Up Great since 2004.

The PNC Foundation receives its principal funding from The PNC Financial Services Group, Inc., which is one of the nation’s largest diversified financial services organizations providing retail and business banking; specialized services for corporations and government, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund services.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements regarding our outlook or expectations with respect to the planned acquisition of National City Corporation (National City), the expected costs to be incurred in connection with the acquisition, National City’s future performance and consequences of its integration into PNC, and the impact of the transaction on PNC’s future performance.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. The forward-looking statements in this press release speak only as of the date of the press release, and each of PNC and National City assumes no duty, and does not undertake, to update them. Actual results or future events could differ, possibly materially, from those that we anticipated in these forward-looking statements.

These forward-looking statements are subject to the principal risks and uncertainties applicable to the respective businesses of PNC and National City generally that are disclosed in the 2007 Form 10-K and in current year Form 10-Qs and 8-Ks of PNC and National City (accessible on the SEC’s Web site at www.sec.gov and on PNC’s Web site at www.pnc.com and on National City’s Web site at www.nationalcity.com, respectively). In addition, forward-looking statements in this press release are subject to the following risks and uncertainties related both to the acquisition transaction itself and to the integration of the acquired business into PNC after closing:

Completion of the transaction is dependent on, among other things, receipt of regulatory and shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all. The impact of the completion of the transaction on PNC’s financial statements will be affected by the timing of the transaction, including in particular the ability to complete the acquisition in the fourth quarter of 2008.

The transaction may be substantially more expensive to complete (including the integration of National City’s businesses) and the anticipated benefits, including anticipated cost savings and strategic gains, may be significantly harder or take longer to achieve than expected or may not be achieved in their entirety as a result of unexpected factors or events.

Our ability to achieve anticipated results from this transaction is dependent on the state of the economic and financial markets going forward, which have been under significant stress recently. Specifically, we may incur more credit losses from National City’s loan portfolio than expected. Other issues related to achieving anticipated financial results include the possibility that deposit attrition may be greater than expected. Litigation and governmental investigations currently pending against National City, as well as others that may be filed as a result of this transaction or otherwise, could impact the timing or realization of anticipated benefits to PNC.

The integration of National City’s business and operations into PNC, which will include conversion of National City’s different systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to National City’s or PNC’s existing businesses. PNC’s ability to integrate National City successfully may be adversely affected by the fact that this transaction will result in PNC entering several markets where PNC does not currently have any meaningful retail presence.

Additional Information and Where to Find It

The proposed Merger will be submitted to National City’s and PNC’s shareholders for their consideration. PNC has filed a Registration Statement on Form S-4 with the SEC, which includes a preliminary joint proxy statement/prospectus. The S-4 has not yet become effective. The parties will file other relevant documents concerning the proposed Merger with the SEC. Following the S-4 being declared effective by the SEC, National City and PNC will mail the definitive joint proxy statement/prospectus to their respective shareholders. Shareholders and other investors are urged to read the definitive joint proxy statement/prospectus when it becomes available, as well as any other relevant documents concerning the proposed Merger filed with the SEC (and any amendments or supplements to those documents), because they will contain important information. You may obtain a free copy of these documents, as well as other filings containing information about National City and PNC, at the SEC’s website (http://www.sec.gov) and at the companies’ respective websites, www.nationalcity.com/investorrelations and www.pnc.com/secfilings. Copies of these documents and the SEC filings that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Jill Hennessey, National City Corporation, Senior Vice President, Investor Relations, Department 2229, P.O. Box 5756, Cleveland, OH 44101-0756, (800) 622-4204; or to PNC Financial Services Group, Inc, Shareholder Relations at (800) 843-2206 or via e-mail at investor.relations@pnc.com.

National City and PNC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of National City in connection with the proposed Merger. Information about the directors and executive officers of National City is set forth in the proxy statement for National City’s 2008 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 7, 2008. Information about the directors and executive officers of PNC is set forth in the proxy statement for PNC’s 2008 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2008. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Merger may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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